NO ACT

PE
1-31-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005990

March 21, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Amazon.com, Inc.
Incoming letter dated January 31, 2011

Dear Mr. Mueller:

This is in response to your letter dated January 31, 2011 concerning the shareholder proposal submitted to Amazon.com by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 11, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

March 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated January 31, 2011

The proposal requests that the board annually assess the risks created by the actions Amazon.com takes to avoid or minimize U.S. federal, state, and local taxes and that it provide a report to shareholders on the assessment.

There appears to be some basis for your view that Amazon.com may exclude the proposal under rule 14a-8(i)(7), as relating to Amazon.com's ordinary business operations. In this regard, we note that the proposal relates to decisions concerning the company's tax expenses and sources of financing. Accordingly, we will not recommend enforcement action to the Commission if Amazon.com omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Amazon.com relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



EMPLOYEES PENSION PLAN

February 11, 2011

VIA EMAIL
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Amazon.com, Inc. for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Amazon.com, Inc. ("Amazon" or the "Company") a shareholder proposal (the "Proposal") requesting a report regarding certain aspects of risk assessment.

In a letter dated January 31, 2011 ("Amazon Letter"), Amazon stated that it intends to omit the Proposal from its proxy materials being prepared for the 2011 annual meeting of shareholders and asked that the Staff of the Division issue a determination that it would not recommend enforcement action if Amazon does so.

Amazon relies primarily on Rule 14a-8(i)(7), asserting that the proposal deals with a matter related to the Company's ordinary business operations. It also cites Rule 14a-8(i)(3), claiming that certain wording is impermissibly vague and indefinite. Because Amazon has not met its burden of proving that it is entitled to rely on this exclusion, the Plan respectfully urges that its request for relief be denied.

The Proposal

The proposal asks Amazon's board of directors each year to "assess the risks created by the actions Amazon takes to avoid or minimize US federal, state and local taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information."

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

The supporting statement notes how Amazon's tax strategies have made the Company a target of litigation and scrutiny, both in this country and abroad, and how certain states have passed laws to collect taxes on Amazon's transactions. Amazon's practices are also a subject of proposed congressional action. Amazon has acknowledged at a general level that if its tax positions are not upheld, the result could be to incur "substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers, and otherwise harm our business."

The supporting statement also cites empirical research that found a positive relationship between corporate tax avoidance and firm-specific stock price crash risk. A separate study concluded that tax avoidance schemes can "advance the interest of managers rather than shareholders."

Of particular note is the Internal Revenue Service's recent adoption of a reporting requirement for "uncertain tax positions." As of tax years starting in January 2010, companies with assets exceeding $10 million must report to the IRS their income tax position for which the company or a related party has recorded a reserve in an audited financial statement, or for which no reserve was recorded because of an expectation to litigate.[1]

Analysis

1. The Proposal does not involve Amazon's "ordinary business" under Rule 14a-8(i)(7).

In opposing a proposal that seeks a report on risk issues, Amazon relies principally upon the "ordinary business" exclusion in Rule 14a-8(i)(7). In so doing, Amazon trots out the familiar arguments that the Proposal (a) involves matters that go directly to the heart of management's ability to run the company on a day-to-day basis, such that shareholder oversight is unwarranted and (b) involves micromanagement on an issue too complex for shareholders to hold an informed judgment. Specifically, Amazon contends that the Proposal deals with the Company's sources of financing, compliance with legal requirements, pricing of Company products and location of Company facilities. (Amazon Letter at 4-8).

By framing the issue as one that involves mundane matters best left to management, Amazon fails to acknowledge that Rule 14a-8(i)(7) does not apply if the subject matter of the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." *Staff Legal Bulletin No. 14E* § B

[1]The IRS has usefully collected the final rule, reporting schedule and other materials at http://www.irs.gov/businesses/corporations/article/0,,id=221533,00.html.

(Oct. 27, 2009). It is important to reframe the issue, however, because managing tax risk is not a technical exercise in which the interests of shareholders and the company are perfectly aligned and where shareholders' only interest is the lowest possible payment of taxes. Thus, one cannot conclude that management's judgment should be exempt from shareholder input, and recent academic research supports this view.

Significant Policy Issues

Amazon's argument ignores recent literature on aggressive tax practices and corporate governance, in particular, executive compensation. Illustrative is one of the academic studies cited in the supporting statement. A 2010 report examining a large sample of U.S. public companies from 1995-2008 concluded that "corporate tax avoidance is positively associated with firm-specific stock price crash risk." J-B. Kim, Y. Li, L. Zhang, *Corporate Tax Avoidance and Stock Price Crash Risk: Firm-Level Analysis* at i (July 2010), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1596209&rec=1&srcabs=1594936 ("Kim"). The report continues: "Tax avoidance facilitates managerial rent extraction and bad news hoarding activities for extended periods by providing tools, masks, and justifications for these opportunistic behaviors." *Id.* The study reviews how this happened in spectacular fashion at Enron and Tyco, where complex and opaque tax arrangements benefitted senior managers, but when those arrangements proved unsustainable, the stock price plummeted to the detriment of shareholders as a whole. *Id.* at 10-13.

Kim criticizes the "traditional" view upon which Amazon relies, namely, that tax avoidance is a benign and "value-maximizing activity that transfers wealth from the state to corporate shareholders." *Id.* at 1. In fact, the study argues, tax avoidance activities "can create opportunities for managers to pursue activities that are designed to hide bad news and mislead investors." *Id.* at 2. Indeed, management may justify the opacity of tax treatments "by claiming that complexity and obfuscation are necessary to minimize the risk" of IRS detection. *Id.* However, "complex and opaque tax avoidance transactions can also increase the latitude for other means of rent diversion and earnings manipulation." *Id.*

The Kim study is not alone. A 2009 study similarly concluded that "corporate tax avoidance activities need not advance the interests of shareholders" and that "investors must consider how to evaluate tax avoidance activities to ensure that shareholder interests are actually being advanced." M. Desai and D. Dharmapala, *"Earnings Management, Corporate Shelters, and Book-Tax Alignment* (Jan. 2009) at 3, 12, *available at* http://www.people.hbs.edu/mdesai/EarningsMngmtCTA.pdf ("Desai"). As with the Kim study, the Desai study views the issue as an agency-principal problem. Historically, Desai notes, managers were unwilling to engage in corporate tax avoidance because managers' interests were aligned with those of shareholders generally. So what changed? Desai suggests that increased levels of corporate tax avoidance can be tied to the rise of incentive compensation over the past

15 years, which creates incentives for managers to operate "opportunistically and in a manner that is not in the best interests of shareholders." Id. at 3-4. Specifically, "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." *Id.* at 12.

Another recent study correlates tax avoidance with executive compensation practices that put a premium on short-term returns. The study examines tax treatment by 19 paper companies of $6.4 billion in direct government subsidies that were structured as one-time refundable tax credits if the companies produced a certain product. Although these subsidies generated significant income for these companies, 8 of them reported some and 6 of them reported no tax benefits from these subsidies. The other five actually reported the subsidies as taxable income. L. De Simone, J. Robinson, B. Stomberg, *Distilling the reserve for uncertain tax positions: The revealing case of Black Liquor* (Jan. 24, 2011) available at http://ssrn.com/abstract=1751622 ("De Simone").

The authors viewed this as an ideal case study for examining tax reporting aggressiveness, since each company is in the same industry and is engaged in the same practice for the same year involving the same product. As to the first group of companies, which viewed these subsidies as an opportunity for accruing tax benefits and thus improving their numbers, the study noted that the firms had the highest average pay for CEOs and CFOs and suggested that executives may be "more myopic" as to tax reporting because of their focus on short-term results and stock-based compensation; these firms also had the lowest number of shareholders holding at least five percent of the stock. De Simone at 25-27, 36 (Table 5).

This background underscores several ways in which the Proposal presents policy issues that transcend ordinary business.

First, the literature indicates a connection between tax avoidance and senior executive compensation, a topic that the Division has for the past 20 years recognized as beyond the scope of the "ordinary business" exclusion. *E.g., Wendy's International Inc.* (Dec. 4, 1989). According to one academic study, "equity risk incentives are positively associated with greater tax avoidance. Our results are robust across several measures of tax risk, but do not vary across four proxies for strength of corporate governance. We conclude that equity risk incentives are a significant determinant of corporate tax planning." S. Rego and R. Wilson, *Executive Compensation, Equity Risk Incentives, and Corporate Tax Aggressiveness* (July 2010), *available at* http://ssrn.com/abstract=1337207.

Second, the question of tax avoidance has moved front and center as a policy question within the last year. The flashpoint was the IRS' decision to require companies to file a new schedule setting forth for the IRS their "uncertain tax positions.". It is difficult to overstate the depth of opposition to this proposal from corporate taxpayers. When first proposed, there was a massive outpouring of opposition from affected corporations,[2] and the Commissioner of Internal Revenue acknowledged that the proposal was a "game-changer" with respect to the IRS' relationship with large corporate taxpayers.[3] After the new requirement was adopted, a leading tax journal, reporting on events of the past year, characterized the IRS's UTP program as probably the most "unpleasant" development for corporate taxpayers in 2010.[4] Amazon refers to this new development only in passing (Amazon Letter at 5), but its significance for corporate taxpayers cannot be underestimated. With corporate taxpayers now required to showcase for the IRS their "uncertain" tax positions, the interest in this topic will only increase.

Third, as the supporting statement notes, at a time when there is public debate about the national deficit, questions about tax revenues are inextricably bound up with that debate.

These factors demonstrate the existence of a policy issue at least as significant as other issues that the Division has said are proper for shareholders to express a view. What is notable too is that none of the no-action letters cited by Amazon involves the multiple policy issues present here. We address the Company's arguments in turn.

"Micromanagement" and complexity

We first answer the claim that Proposal involves attempted "micromanagement" of the complexities of Amazon's tax planning strategies. (Amazon Letter at 3-4).

Amazon showcases *Union Pacific Corp.* (Feb. 25, 2008), in which the Division agreed with the company that a proposal seeking a report on efforts to safeguard the security of company operations from a terrorist attack "and/or other homeland security incidents." Amazon argues that the proposal faltered because the phrase "other homeland security incidents" was broad enough to cover "ordinary business" events such as floods, landslides and other weather-related events. (Amazon Letter at 3). The connection between that proposal and this one is tenuous, however, unless perhaps Amazon believes that nothing in life is certain except weather and taxes,

---

[2] J. Coder, "Commenters Ask IRS to Abandon UTP Reporting Proposal, Change Schedule," *Tax Notes*, p. 1064 (June 7, 2010) (Ex. 1).

[3] Prepared Remarks of Commissioner of Internal Revenue Douglas H. Shulman before the Tax Executives Institute 60th Mid-Year Meeting (Apr. 12, 2010), *available at* http://www.irs.gov/newsroom/article/0,,id=221280,00.html.

[4] J. Coder, "UTP Reporting Regime Rattle Corporate Tax Community," *Tax Notes*, p. 38 (Jan. 3, 2011) (Ex. 2). *See also* "Execs Nervous about Reporting Uncertain Tax Positions to IRS" (Oct. 25, 2010), *available at* www.accountingtoday.com/news/Execs-Nervous-Reporting-Uncertain--Tax-Positions-IRS-56075-1.html.

such that both constitute ordinary business. Otherwise it is difficult to see how *Union Pacific* advances the Company's argument. Nor can Amazon profit from letters dealing with requests to evaluate the impact of a flat tax on the company should such a proposal be adopted by Congress. *General Electric Co.* (Jan. 17, 2006); *Citigroup Inc.* (Jan. 26, 2006); *Verizon Communications, Inc.* (Jan. 31, 2006); *Johnson & Johnson* (Jan. 24, 2006). The Division granted no-action relief based on its view that assessments of legislative action are entrusted to management. *See International Business Machines, Inc.* (Mar. 2, 2000). The present Proposal does not mention specific legislation and does not seek an assessment of the sort that torpedoed those proposals.

Sources of financing

Amazon's next argument is that the Proposal relates to the Company's sources of financing, (Amazon Letter at 4-5) and the two featured rulings involved requests for a report on tax breaks to an extent not provided in a Form 10-K, *PepsiCo, Inc.* (Mar. 13, 2003); *Pfizer Inc.* (Feb. 5, 2003), namely, a report on tax breaks providing more than $5 million in tax savings. To be sure, the Division granted relief on the theory that these proposals dealt with a company's source of financing. Nonetheless, the proponents there did not assert overriding shareholder concerns or policy concerns of the magnitude cited here. The supporting statement in those letters pointed vaguely to the possibility of "political risk" in the future, but made no effort to articulate a more direct or compelling shareholder interest, as the Plan has done here.

Amazon cites several other letters involving proposals seeking a report on the benefits from tax abatements, tax credits and the company's effective tax rate, *General Electric Co.* (Feb. 15, 2000), and asking a company to reject taxpayer-guaranteed loans, credits or subsidies in conducting overseas business operations as a way to "maintain good will by not free-loading off the American taxpayer." *Texaco Inc.* (Mar. 31, 1992); *E.I. du Pont de Nemours & Co.* (Oct. 16, 1992). The Proposal here is qualitatively different. It requests an annual review and report on risk assessment; it does not ask Amazon's board affirmatively to justify the benefits of certain practices, nor does it ask the Company to foreswear certain types of financing. As we have previously noted, the Proposal focuses on risk and transcendent policy issues, not the wisdom, morality or social utility of certain tax breaks.

Legal Compliance

Nor can Amazon gain any traction from the next series of no-action letters it cites, which granted relief as to proposals dealing with legal compliance issues. (Amazon Letter at 5-6). The situations in those decisions and the present situation are light years apart.

Unlike the present Proposal, the resolutions in Amazon's authorities sought compliance for its own sake or because it would be "the right thing to do." Thus, the Plan's Proposal does not:

- ask why the proponent's employer lacks a code of ethics for executives (*Sprint Nextel Corp.* (Mar. 16, 2010));
- ask a company to verify the employment eligibility of employees, as it is required to do by law (*Johnson & Johnson* (Feb. 22, 2010));
- ask for a report on whether the company's employees are properly classified under federal law as independent contractors, rather than employees (*FedEx Corp.* (July 14, 2009); *Lowe's Companies Inc.* (Mar. 12, 2008));
- ask for a report on the safety of the company's products (*Home Depot, Inc.* (Jan. 25, 2008));
- ask the board to adopt a policy against employees trespassing (*Verizon Communications Inc.* (Jan. 7, 2008));
- ask the board to set up a committee to monitor the company's compliance with the law generally or with specific statutes and to investigate alleged wrongdoing (*AES Corp.* (Jan. 9, 2007); *Citicorp Inc.* (Jan. 9, 1998));
- ask the board to report on the costs and benefits of compliance with the Sarbanes-Oxley Act (*Bear Stearns Cos., Inc.* (Feb. 14, 2007); *Merrill Lynch & Co., Inc.* (Jan. 11, 2007); *Morgan Stanley* (Jan. 8, 2007)).

None of these proposals involved the policy issues presented here, and the Plan's Proposal is not as narrow as the ones that the Division considered in the cited letters. Accordingly, Amazon's alternative argument must also fail.

Amazon's Pricing Decisions

Amazon deploys a new argument, namely, that the Proposal implicates the Company's decisions and actions regarding the pricing of its products. (Amazon Letter at 7). This argument is a stretch, as it relies on no-action letters that sought to regulate the retail price that a company charges its customers and said nothing about a company's tax collection. Thus the proponent in *Western Union Co.* (Mar. 7, 2007) sought a review of that company's pricing structure based on a concern about the company's prices on low-income immigrant families. In other cases the proponent sought to have a company offer local residents a discount on the company's meal and beverage offerings, *MGM MIRAGE* (Mar. 6, 2009) or offer company shareholders a discount on its product offerings. *Walt Disney Co.* (Nov. 15, 2005).

None of those situations is remotely close to what we have here. The Proposal leaves Amazon free to charge its customers whatever it chooses for its products.

Location of Facilities

Amazon's final argument is that the Proposal implicates the Company's decisions about where to locate its facilities. (Amazon Letter at 7-8). Here again, however, the cited rulings involve proposals that are light years away from the Plan's Proposal.

Nothing in the Plan's Proposal would limit management's discretion about where to locate its facilities or how to fulfill customer orders. This is a far cry from proposals that sought to dictate where and how a company should locate its physical plant.

The Division has concurred as to excluding proposals asking companies not to shift manufacturing plants from the United States to other countries, *Hershey Co.* (Feb. 2, 2009), or proposals that plainly sought to establish where the company would (and would not) establish new facilities, *Tim Hortons Inc.* (Jan. 4, 2008) (asking for feasibility study of establish restaurants in Australia and New Zealand, to be followed by franchising, using money that would otherwise go to stock repurchase); *Minnesota Corn Processors LLC* (Apr. 3, 2002) (seeking to limit future company plants to locations that meet more than 10 detailed "spec-conditions").

In short, there is an overriding public policy concern in this case that was not present in the other cases. Thus charges of "micromanagement" and the like are unavailing. At stake here is much more than Amazon's responsibility as a good corporate citizen to comply with applicable tax laws. If anything, the "complexity" that Amazon likes to cite is a prime reason why shareholders are entitled to greater transparency on this topic. As the Kim and Desai studies point out, it is precisely because tax avoidance plans are complex, if not opaque, that an agency problem exists through risk of management aggrandizement at shareholder expense and that there is risk of a significant drop in stock price.

2. The Proposal is not impermissibly vague and misleading under Rule 14a-8(i)(3).

We come finally to Amazon's argument that the Proposal is impermissibly vague and indefinite, so much so that it is "materially false or misleading" and thus eligible for exclusion under Rule 14a8-(i)(3). This argument focuses exclusively on one phrase and one word within that phrase. (Amazon Letter at 9-11).

The letters cited by Amazon have nothing to do with the language in this Proposal, but deal with language in different proposals involving terminology in the field of executive compensation and, in one instance, mountain top removal. Thus, the supposed precedents offer little support for the Company's position.

Turning to specifics, Amazon claims that phrase "minimize US federal, state and local taxes" is hopelessly and inherently vague. This argument rests on the fact that the Proposal's supporting statement refers to sales taxes, which Amazon notes are paid by customers, not by the company. Perhaps so. However, and as to that specific point, Amazon does not acknowledge that it is Amazon that has made decisions about whether or not to collect sales taxes; also, as the Company acknowledges in its Form 10-K (discussed above), the Company's choices in that regard can have profoundly serious consequences for the Company and its shareholders. This is evidenced by the September 2010 assessment of $269 million by the State of Texas for uncollected sales taxes for the period from December 2005 to December 2009.

If anything, Amazon's decision to pursue what academics may term an "aggressive" tax policy on this point may indicate a broader willingness to take aggressive tax stances that can boomerang and harm shareholders – which is a separate reason for requesting a report on aggressive tax positioning generally, as the Proposal does here.

Finally, Amazon launches a last-ditch attack on the word "minimize," which is said to be woefully ambiguous. (Amazon Letter at 10). In particular, Amazon professes uncertainty as to whether the Proposal is interested in how the Company "minimized" its tax rate as compared to the statutory rate or to the effective rate it paid in a prior period and if so, what period, etc.

This is a classic example of fixating on a specific word or phrase and claiming that the words are hopelessly ambiguous while failing to examine the Proposal as a whole. The thrust of the Proposal is that there are risks to Amazon as it seeks to minimize tax liability. Companies know them. Companies are required to consider and evaluate them under GAAP, in this case Financial Accounting Standards Board Interpretation No. 48, as Amazon acknowledges. And companies are now required to report their uncertain tax positions to the IRS. If anything, there is a seeming contradiction between Amazon's earlier complaint that the Proposal seeks to micromanage the Company's operations and its complaint here that the Proposal is not specific enough in terms of what it is proposing.

Amazon cites a long list of no-action letters, many dealing with executive compensation definitions of the sort not implicated here. Rather than take a forced march through that battleground, we simply note that context is crucial, and the context here is rather clear.

That said, we are obliged to note how this Proposal stacks up against a recent proposal asking a company to prepare a report on its "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." *JPMorgan Chase & Co.* (Mar. 19, 2010). The company invoked the (i)(3) exclusion on the ground that the phrases "initial and variance margin (collateral)" and "rehypothecated" were not defined in the proposal and that shareholders would not understand those terms. The Division nonetheless denied no-action relief. We respectfully suggest that the concept of minimizing tax liability is more easily understood by shareholders than the concept of rehypothecating collateral on derivatives trades.

* * * *

For these reasons, the Plan respectfully asks the Division to deny the no-action relief Amazon has sought.

Thank you in advance for your consideration of these comments. If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Ronald O. Mueller, Esq.
RMueller@gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 03981-00124

January 31, 2011

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of AFSCME Employees Pension Plan
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials"), a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the AFSCME Employees Pension Plan (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved**, that shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board of directors annually assess the risks created by the actions Amazon takes to avoid or minimize US federal, state and local taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information.

A copy of the Proposal, the Supporting Statement and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The Commission added, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

As discussed below, the Proposal implicates both of these considerations and may be omitted as relating to the Company's ordinary business operations. The actions that the Company takes that affect taxes, including those it takes to lawfully minimize taxes, implicate literally dozens of ordinary business decisions that are clearly ordinary matters that are core to the Company's day-to-day operations, including decisions regarding matters such as financing, legal compliance, product pricing and location of facilities. Thus, the Proposal implicates matters of a highly technical and complex nature requiring the attention of management and subject matter experts and on which shareholders are not in a position to make informed judgments. In addition, the Company is subject to various tax regimes that involve literally thousands of rules, regulations and other tax authorities that are complex and highly technical, clearly fitting the rationale supporting the ordinary business exclusion. The Staff consistently has concurred that a shareholder proposal addressing a number of issues is excludable when some of the issues necessarily implicate a company's ordinary business operations.

For example, in *Union Pacific Corp.* (avail. Feb. 25, 2008), a proposal requesting information on the company's efforts to safeguard the security of its operations arising from a terrorist attack or other homeland security incident was found excludable in its entirety because the term "homeland security incidents" encompassed ordinary business matters such as weather-related events. In addition, the Staff also has concurred with the exclusion of shareholder proposals asking that "the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for GE, omitting proprietary information at a reasonable cost." *General Electric Co.* (avail. Jan. 17, 2006). *See also Verizon Communications, Inc.* (avail. Jan. 31, 2006); *Citigroup, Inc.* (avail. Jan. 26, 2006); *Johnson & Johnson* (avail. Jan. 24, 2006). In each instance, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (i.e., evaluating the impact of a flat tax on the company). Similarly, as discussed below and just as in the *Union Pacific Corp.* and *General Electric Co.* line of precedent cited above, the Proposal is excludable because the information requested by the Proposal necessarily relates to the Company's ordinary business and therefore is properly excludable under Rule 14a-8(i)(7).

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Sources of Financing

The Proposal seeks an assessment of and information regarding all "actions Amazon takes to avoid or minimize US federal, state and local taxes." The Proposal is worded very broadly, thereby involving a vast array of actions that the Company takes to manage its effective tax rate and maximize shareholder value. In this regard, the Company's effective tax rate is affected by the various forms of tax incentives that are offered by governments to attract business investments. Corporate taxes are intricately interwoven with a company's financial planning, funding decisions, day-to-day business operations and financial reporting, and therefore, as discussed by the Staff in the 1998 Release, are precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Thus, the Proposal would interfere with the Company's ordinary business operations and involve matters that are most appropriately left to the Company's management and its subject matter experts and not to direct shareholder oversight.

Staff precedent supports the exclusion of shareholder proposals like the Proposal under Rule 14a-8(i)(7). For example, in *Pfizer Inc.* (avail. Feb. 5, 2003) and *Pepsico, Inc. (Recon.)* (avail. Mar. 13, 2003), the Staff concurred that the companies could exclude under Rule 14a-8(i)(7) shareholder proposals requesting a report on "each tax break that provides the company more than $5 million of tax savings." The Staff noted that such proposals were excludable because they sought "disclosure of the sources of financing." The Proposal is excludable for the same reason, since it includes governmental programs offering various tax incentives. For example, to stimulate job growth and economic development, a state or local government may offer to provide tax incentives that encourage the Company to construct a new facility or invest in certain equipment, because the tax incentives reduce the cost to the Company and the corresponding investment risk of taking those actions. Similarly, as a result of new U.S. legislation that became effective in December 2010 enabling companies to accelerate their depreciation deductions for qualifying property acquired in the fourth quarter of 2010, the Company could determine to purchase certain types of assets because the accelerated depreciation deductions lower the effective cost to the Company. Such tax incentives "minimize" the Company's corporate taxes and represent a source of financing for the Company's activities.

In *General Electric Co.* (avail. Feb. 15, 2000), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal asking for reporting on tax abatements and tax credits, among other governmental incentives and subsidies, because the proposal related to "a source of financing." And in *Texaco Inc.* (avail. Mar. 31, 1992), the Commission reversed the Staff's earlier decision in *Texaco Inc.* (avail. Feb. 5, 1992) that a shareholder proposal urging Texaco to reject "'taxpayer-guaranteed loans, credits or subsidies' . . . involve[d] issues that

[were] beyond matters of the Company's ordinary business operations." In announcing the Commission's reversal, the Staff stated:

> In this regard, it is the view of the Commission that the proposal, which would urge that the Company's management reject taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities, is a matter of ordinary business because it would involve day-to-day management decisions in connection with the Company's multinational operations.

The Proposal's request for a report on "actions Amazon takes to avoid or minimize US federal, state or local taxes" is directed at the same types of information in *General Electric Co.* and *Texaco Inc.* which the Staff and the Commission found to involve ordinary business matters. *See also E.I. du Pont de Nemours & Co.* (avail. Oct. 16, 1992) (Staff concurred that the company could omit a similar proposal under the predecessor to Rule 14a-8(i)(7)).

B. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Compliance With Laws

The Proposal is very broadly worded to cover all "actions Amazon takes to avoid or minimize US federal, state or local taxes." Many of the covered "actions" the Company is required to take with respect to taxes are based on legal requirements. For example, the Supporting Statement references the Internal Revenue Service requirement that companies complete Schedule UTP (Uncertain Tax Positions). Moreover, pursuant to Financial Accounting Standards Board Interpretation No. 48, the Company is required to identify and disclose in its Annual Report on Form 10-K its gross UTPs. In order to comply with the panoply of federal, state and local tax laws, as well as related disclosure requirements, to which it is subject, the Company has had to establish, maintain and monitor a broad-ranging legal compliance program addressing its compliance with all relevant tax and disclosure laws, regulations and other requirements.

The Staff consistently has recognized a company's compliance with laws and regulations as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For instance, last year in *Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010), the company faced a proposal by a shareholder alleging willful violations of the Sarbanes-Oxley Act of 2002 ("SOX"), and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its CEO, and to promote ethical conduct, securities law compliance, and accountability. Yet, notwithstanding the context of alleged violations of the securities laws by senior executives, the Staff affirmed a long line of precedents regarding proposals implicating legal compliance programs, stating "[p]roposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." *See also Johnson & Johnson* (avail. Feb. 22, 2010) (proposal requesting that the company take specific actions to comply with employment eligibility verification requirements); *FedEx Corp.* (avail. Jul. 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *Lowe's Companies, Inc.* (avail. Mar. 12, 2008) (same); *The Home Depot, Inc.* (avail. Jan. 25, 2008) (proposal requesting that the board publish a report on the company's policies on product safety); *Verizon Communications Inc.* (avail. Jan. 7, 2008) (proposal requesting a report on Verizon's policies for preventing and handling illegal trespassing incidents); *The AES Corp.* (avail. Jan. 9, 2007) (proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Humana Inc.* (avail. Feb. 25, 1998) (proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Citicorp Inc.* (avail. Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

In addition, the Staff repeatedly has concurred with the exclusion of shareholder proposals requesting that the board of directors undertake actions to ensure compliance with laws related to ordinary business operations. For example, in *Bear Stearns Companies Inc.* (avail. Feb. 14, 2007), the Staff concurred with the exclusion of a proposal requesting a SOX Right-to-Know report detailing the costs and benefits of SOX on the company's in-house operations as well as the impact of SOX on the company's investment banking business. The Staff's response specifically stated that the proposed report would require an assessment of the company's "general legal compliance program," which is characteristically an element of ordinary business operations. *See also Merrill Lynch & Co., Inc.* (avail. Jan. 11, 2007) (concurring in the exclusion of an identical proposal under Rule 14a-8(i)(7) as relating to ordinary business operations ("i.e., general legal compliance program")); *Morgan Stanley* (avail. Jan. 8, 2007) (same).

The Proposal's request for a report on Company actions "to avoid or minimize US federal, state or local taxes," clearly relates to compliance with laws and thus to ordinary business operations. As reflected in *Sprint Nextel Corp.* and the other precedents cited above, ensuring the Company's compliance with such applicable laws and policies is exactly the type of "matter[] of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Moreover, the Company devotes significant time, human resources and expense to its tax compliance programs. Thus, these are precisely the type of "matters of a complex nature" that are not appropriate for micro-managing through shareholder proposals like the Proposal.

C. *The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Pricing Decisions*

As discussed further in part II of this letter, the Company's decisions and actions regarding pricing its products are implicated by the Proposal. For example, decisions to lower the price of one of the Company's products in order to compete with another retailer's pricing may constitute an action taken by the Company that "minimizes taxes," since the decision would result in lower profits and therefore lower taxes than if a higher price had been charged. The Staff has consistently concurred that decisions regarding the pricing of company products implicate a company's ordinary business operations. For example, in *Western Union Co.* (avail. Mar. 7, 2007), the proponents were concerned that fees charged in the money transfer business placed an undue burden on low-income immigrant families in the U.S. and created reputational risks for companies involved in that business, and therefore requested that Western Union's board undertake a special review of the company's remittance practices, including review of (among other things) the company's pricing structure. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business, specifically "the prices charged by the company." *See also, MGM Resorts International* (avail. Mar. 6, 2009); *Walt Disney Co.* (avail. Nov. 15, 2005) (each concurring with exclusion of proposals under Rule 14a-8(i)(7) when the proposal related to discount pricing policies).

D. *The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Decisions Regarding the Location of Facilities*

Similarly, the Company's decisions and actions regarding location of its facilities are implicated by the Proposal. For example, the Company's U.S. tax rate is affected by the taxable jurisdiction to which income relates. The sale of a book to a customer in Europe that is effected through one of the Company's European websites and fulfilled by a distribution center located in Europe has different U.S. income tax implications to the Company than if that book were sold to a European customer through the Company's U.S. website and shipped from a U.S. fulfillment center. Thus, setting aside the effect on the level of Company sales, the Company's decisions to operate non-U.S. focused websites and to locate fulfillment centers in non-U.S. jurisdictions would be encompassed by the Proposal as actions that minimize U.S. income taxes. The Staff has consistently concurred that decisions regarding the location of company facilities implicates a company's ordinary business operations. For example, in *Hershey Co.* (avail. Feb. 2, 2009), the proponent was concerned that the company's decision to locate manufacturing facilities in Mexico instead of in the

U.S. and Canada could harm the company's reputation and was "un-American." Based on a long line of precedent, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as implicating the company's ordinary business decisions; specifically, decisions relating to the location of manufacturing operations. *See also Tim Hortons Inc.* (avail. Jan. 4, 2008) (concurring in exclusion of a proposal involving decisions relating to the location of restaurants); *Minnesota Corn Processors LLC* (avail. Apr. 3, 2002) (proposal excludable as involving decisions relating to the location of corn processing plants).

E. The Proposal's Reference To Risk Does Not Preclude Exclusion

The Proposal requests that "Amazon's board of directors annually assess the risks created by the actions Amazon takes to avoid or minimize US federal, state and local taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information." In Staff Legal Bulletin No. 14E (Oct. 27, 2009), the Staff indicated that in evaluating shareholder proposals that request a risk assessment:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Thus, the fact that a shareholder proposal references risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Rather, the Staff has continued to concur in the exclusion of risk assessment shareholder proposals when the subject matter concerns ordinary business operations. *See JPMorgan Chase & Co.* (avail. Mar. 12, 2010); *Bank of America* (avail. Feb. 24, 2010) (in each case concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting an assessment of the probable impact on greenhouse gas emissions and environmental harm to Appalachia of expanding the policy to bar project financing for all mountain top removal (MTR) projects where neither company was involved with MTR except with respect to extending credit to certain types of customers).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

The Proposal fails to define a critical phrase or otherwise provide guidance on what is necessary to implement it. Thus, it is excludable under Rule 14a-8(i)(3) as it is impermissibly vague and indefinite so as to be inherently misleading. Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* Staff Legal Bulletin No. 14B (Sep. 15, 2004) (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has, on numerous occasions, concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. Jun. 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Under these standards, the Staff has consistently concurred with the exclusion of proposals where such proposals fail to define critical terms or phrases or otherwise fail to provide guidance on what is required to implement the proposals. Specifically, in *Bank of America Corp.* (avail. Feb. 25, 2008) the proposal requested that the company amend its policies "to observe a moratorium on all financing, investment and further involvement in activities that support MTR [(mountain top removal) projects]," but failed to define what would constitute "further involvement" and "activities that support MTR [projects]." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. Likewise, in *Wendy's International, Inc.* (avail. Feb. 24, 2006), the Staff concurred with the omission of a shareholder proposal in reliance on Rule 14a-8(i)(3) where the proposal requested a report on the progress made toward "accelerating development" of controlled-atmosphere killing, but failed to define the critical terms "accelerating" and "development."

The Proposal here fails to define a critical phrase or otherwise provide guidance on the scope of what is covered by the Proposal and what is necessary to implement it. Specifically, the Proposal does not define what is meant by the phrase "minimize US federal, state and local taxes." For example, the Supporting Statement cites sales taxes as an example of "taxes" covered by the Proposal. However, sales taxes are not imposed upon or paid by the Company. Rather, a retailer collects sales taxes from its customers, and the Company currently collects sales taxes as required. The reference to sales taxes in the Supporting Statement demonstrates that the scope of the Proposal is inherently vague and likely to cause confusion among shareholders voting on the Proposal as shareholders would be unable to determine whether the Proposal is intended to address taxes paid by the Company or taxes paid by its customers.

The Proposal also is not clear on how the term "minimize" is to be evaluated or against what it is to be measured. Does this phrase mean "minimize the Company's tax rate as compared to the statutory rate," or "minimize the Company's tax rate as compared to the effective rate it paid in some previous period of time" (and if so, relative to what period of time) or "minimize the amount of taxes actually paid by the Company as compared to prior periods," or "minimize the amount of taxes the Company pays as compared to the amount the Company would have paid if it had made a different decision"? For example, would the decision to lower the price of one of the Company's products in order to compete with a another retailer's pricing constitute an action taken by the Company to "minimize taxes," since the decision would result in lower profits and therefore lower taxes than if a higher price had been charged, or is that a decision to increase taxes if the lower price makes overall revenue increase or not decline as much as it would have if no action had been taken in response to the competitive product? Because the Proposal fails to define the phrase "minimize . . . taxes" and fails to otherwise clarify what should be included in the consideration of taxes and how minimization of taxes should be measured for purposes of implementing the Proposal, shareholders voting on the Proposal might interpret it differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

Thus, the Proposal, as with the proposals in the precedents cited above, falls within a long line of vague proposals where the Staff has concurred with exclusion under Rule 14a-8(i)(3).

See Pfizer Inc. (avail Feb. 18, 2003) (proposal requesting that the Board "make all stock options to management and the Board of Directors at no less than the highest stock price" failed to define critical elements or otherwise provide guidance on what would be necessary to implement it); *General Electric Co.* (avail. Feb. 5, 2003) (proposal urging the Board to "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how to measure those terms); *General Electric Co.* (avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal). In addition, under prior Rule 14a-8(c)(3), which also prohibited vague and indefinite proposals, the Staff concurred in exclusion of a proposal that sought to prohibit a company from "interfering" with the "government policy" of certain foreign governments, noting that "the proposal, if implemented, would require the Company to make highly subjective determinations concerning what constitutes 'interference' and 'government policies' as well as when the proscriptions of the proposal would apply." *American Telephone and Telegraph Co.* (avail. Jan. 12, 1990).

Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Michael Deal, the Company's Vice President and Associate General Counsel, at (206) 266-6360.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Michael Deal, Amazon.com, Inc.
Charles Jurgonis, AFSCME Employees Pension Plan

Exhibit A


AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: December 13, 2010

To: L. Michelle Wilson, Senior Vice President, General Counsel and Corporate Secretary, Amazon
(206) 266-7010

From: Lisa Lindsley

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 13, 2010

VIA OVERNIGHT MAIL and FAX (206) 622-2405
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109
Attention: L. Michelle Wilson, Senior Vice President, General Counsel and Corporate Secretary

Dear Ms. Wilson:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2010 proxy statement of Amazon.com, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 11,900 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Resolved, that shareholders of Amazon.com, Inc. ("Amazon") request that Amazon's board of directors annually assess the risks created by the actions Amazon takes to avoid or minimize US federal, state and local taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information.

Supporting Statement:

Amazon's tax returns may be under examination by the IRS, Japan, and several European countries. Amazon is in tax litigation with Texas and possibly under examination in Kentucky (2010 3rd quarter 10-Q). Amazon collects sales taxes in only five states according to its website, and three states have passed "Amazon laws" to require internet retailers to collect state sales taxes. Congress is considering the Main Street Fairness Act, which would implement this requirement nationally ("Should Amazon buyers pay sales taxes?" *Chattanooga Times Free Press*, December 10, 2010). Amazon acknowledges in its 10-K that "A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers, and otherwise harm our business."

There is evidence that corporate tax avoidance can be harmful to shareholders. Professors Kim, Li and Zhang analyzed a large sample of US firms for the period 1995–2008 and found a positive relationship between corporate tax avoidance and firm-specific stock price crash risk (*Corporate Tax Avoidance and Stock Price Crash Risk*, July 2010). Professors Desai and Dharmapala conclude that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (*Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment*, January 2009, p. 20).

The IRS has adopted Schedule UTP (Uncertain Tax Positions) for tax years beginning on January 1, 2010. Companies must report all tax positions for which a reserve was recorded or which the company expects to litigate. The IRS may use this new information to conduct more targeted tax audits.

Each year, approximately $60 billion in US tax revenue is lost to companies' income shifting, according to a study published in December 2009 in National Tax Journal by Kimberly Clausing. State and local governments lose an estimated $20 billion a year due to uncollected taxes on electronic commerce (*Chattanooga Times Free Press*, op. cit.). The US faces a large medium-term federal budget deficit and an unsustainable long-term fiscal gap (*Choosing the Nation's Fiscal Future*; Committee on the Fiscal Future of the United States, 2010).

As the federal, state and local governments seek new sources of revenue to address concerns over budget shortfalls, companies that rely on tax avoidance practices could be exposed to greater risk and decreasing earnings.

An annual report to Amazon shareholders disclosing the board's assessment of the risks created by such strategies would allow shareholders to evaluate the risks to their investments.

We urge shareholders to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 13, 2010

<u>VIA OVERNIGHT MAIL and FAX (206) 622-2405</u>
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109
Attention: L. Michelle Wilson, Senior Vice President, General Counsel and Corporate Secretary

Dear Ms. Wilson:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

December 13, 2010

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for AMAZON (cusip 023135106)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **11,900 shares of Amazon** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Amazon stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 03981-00098

December 23, 2010

VIA OVERNIGHT MAIL
Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L St., N.W.
Washington, D.C. 20036

Dear Mr. Jurgonis:

I am writing on behalf of our client, Amazon.com, Inc. (the "Company"), which received on December 13, 2010, a shareholder proposal submitted by AFSCME Employees Pension Plan (the "Proponent") for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal").

We believe the Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, requires that any shareholder proposal, including any accompanying supporting statement, not exceed 500 words. We believe that the Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and have counted acronyms and hyphenated terms as multiple words. To remedy this defect, the Proponent must revise the Proposal so that it does not exceed 500 words.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 1050 Connecticut Ave., NW, Washington, DC 20036-5306. Alternatively, you may send your response to me via facsimile at (202) 530-9569.

If you have any questions with respect to the foregoing, please feel free to contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Ronald O. Mueller

cc: Michael Deal, Amazon.com, Inc.

Enclosure
100995699_1.DOC

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.